

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 20, 2010

Ms. Yan Guo
Chief Financial Officer
Ever-Glory International Group Inc.
100 N. Barranca Ave. #810
West Covina, CA 91791

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 1-34124**

Dear Ms. Guo:

We have reviewed your response letter dated December 24, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

2. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items described at the end of this comment letter as well as our comment letter dated November 18, 2009. It

appears that these acknowledgements were not provided with your response letter
dated December 24, 2009. Please provide the requested acknowledgements in
writing from management with your next response letter.

Item 8 – Financial Statements and Supplementary Data, page 50

Note 2 – Summary of Significant Accounting Policies, page F-7

General

3. We have reviewed your response to prior comment 2. As we previously
requested, please disclose the types of expenses that you include in the general
and administrative expenses line item. In addition, since you exclude certain
costs of your distribution network from cost of sales, please disclose in MD&A
that your gross profit amounts may not be comparable to those of other entities,
since some entities include all of the costs related to their distribution network in
cost of sales and others like you exclude a portion of them from gross profit,
including them instead in a line item, such as general and administrative expenses.

Note 15 – Segments, page F-25

4. We have reviewed your response to prior comment 6. Please ensure that you
include this disclosure within your segment footnote.

5. We have reviewed your response to prior comment 7. Please revise your
disclosure to provide the amount of assets that are attributed to the United States
of America, as well as attributed to all foreign countries in total. Refer to
paragraph 38 of SFAS 131.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Recent Accounting Pronouncements

Embedded Derivatives, page 8

6. We have reviewed your response to prior comment 11. Please revise your
financial statements in an amendment to your Form 10-Q for the quarter ended
September 30, 2009 to properly account for the 840,454 warrants as derivatives.
Please correspondingly revise any related disclosures throughout the filing. In
doing so, please also address the following:
   - Please include the financial statement disclosures required by FASB ASC
     250-10-45-23 and 250-10-50-7;

- Please disclose in the appropriate sections of your Form 10-Q/A the impact this restatement had on your original conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2009;
- Ensure that you include certifications that are currently dated and refer to the Form 10-Q/A; and
- An Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in those financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23, 2004.

In addition, please also provide restated financial information for the periods ended March 31, 2009 and June 30, 2009. Restated quarterly financial information can be provided in your Form 10-K for the year ended December 31, 2009 or alternatively you may provide in amendments to your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009.

* * * *

Please respond to these comments and file the requested amendment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief